July 8, 2013

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Evan S. Jacobson, Attorney-Advisor
Edwin Kim, Attorney-Advisor

Re:	Trulia, Inc.
Form S-4
File No. 333-189226
Filed June 11, 2013

Ladies and Gentlemen:

Trulia, Inc. (the “Company,” “Trulia,” “we” or “our”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 3, 2013, relating to the Company’s Registration Statement on Form S-4, filed June 11, 2013 (the “Registration Statement”).

Simultaneously with this letter, we are filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 1, which reflects changes from the Registration Statement). Please note that page references in the Company’s response correspond to the pages of Amendment No. 1.

For the Staff’s convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Questions and Answers About the Special Meeting, page 1

1.	On page 121, you state that a 10% decline in your stock price may trigger the merger consideration adjustment and increase the amount of cash consideration by $322,000. Throughout the filing, please disclose the price of your common stock that would trigger the merger consideration adjustment. In addition, demonstrate the resulting impact on merger consideration to holders of common stock, and holders of stock options, stock appreciation rights and restricted stock units for a range of stock prices. Finally, clarify that the merger consideration adjustment would be triggered by a drop in your stock price because your stock price is part of the formula used to determine the merger consideration given to holders of Market Leader equity awards.

Response:

We note the Staff’s comment and respectfully advise the Staff that we have updated our disclosure on pages 2, 10, 93 and 122 of Amendment No. 1 to clarify the sensitivity analysis provided in the Registration Statement. The sensitivity analysis was meant to convey that, as of June 3, 2013, an additional $322,000 in cash would be paid out if Trulia’s stock price declined by 10% and that such additional payment would not trigger an adjustment to the merger consideration payable to holders of Market Leader common stock, but rather reflected the result of a cash payment made to holders of Market Leader vested equity awards in respect of such awards (the “Cash-Out”). The Cash-Out is made in lieu of the assumption of those awards for equivalent Trulia equity awards, and the cash consideration paid to the holders of such awards would be substantially equivalent to the value of the Trulia equity awards that such holders would receive if the Cash-Out was not effected. As such, the total merger consideration being paid by Trulia in connection with the merger would not change, since Trulia would pay cash in lieu of issuing equity in connection with the Cash-Out. We have updated Amendment No. 1 to clarify this and to provide Cash-Out payment amounts for declines in the price of Trulia common stock of 10%, 20% and 30%. We have provided updated values calculated as of July 3, 2013.

The Listed Company Manual of the New York Stock Exchange requires the prior approval by the Trulia shareholders for the issuance (or potential issuance) by Trulia of its shares (or securities convertible into or exercisable for Trulia shares) if such shares are or will be upon issuance equal to 20% or more of Trulia’s outstanding shares before the issuance. The Cash-Out is designed to ensure that Trulia is not required to issue greater than 19.9% of Trulia’s outstanding shares in connection with the merger. The proceeds of a Cash-Out would be received only by holders of certain vested Market Leader stock options and stock appreciation rights and would only be effected if the total amount of Trulia common stock issued or issuable in the merger meets or exceeds 19.9% of the number of shares of Trulia common stock outstanding immediately prior to the effective time of the merger.

If, following the Cash-Out of all of Market Leader’s outstanding vested options and stock appreciation rights described above, the aggregate number of shares of Trulia common stock issued or issuable in the merger would still meet or exceed the 19.9% threshold, the Agreement and Plan of Merger among Trulia, Mariner Acquisition Corp. and Market Leader, Inc. dated as of March 7, 2013 (the “Merger Agreement”) provides for an adjustment to the relative proportions of cash consideration and stock consideration to be received by Market Leader shareholders (the “Rebalancing Adjustment”). The Rebalancing Adjustment mechanic is designed to ensure that Trulia is not required to issue greater than 19.9% of Trulia’s outstanding shares, and would only be effected after the Cash-Out of all such Market Leader vested equity awards to the extent necessary to remain below the 19.9% threshold. We believe that the likelihood that an adjustment to the relative proportions of cash consideration and stock consideration payable to Market Leader’s shareholders is extremely low. For example, using the equity capitalization of Trulia and Market Leader as of May 3, 2013 (the reference date for Trulia’s and Market Leader’s respective capitalization representations and warranties contained in the merger agreement) and assuming a Cash-Out of all of Market Leader’s vested equity awards as described above, Trulia’s stock price would need to decline to approximately $7.68 per share before any such adjustment to the merger consideration would be effected. As of July 3, 2013, the closing price of Trulia’s common stock as reported on the NYSE was $31.71 per share. Accordingly, we have revised our disclosure on pages 3, 10, 28 and 122 of Amendment No. 1 to clarify.

Where You Can Find More Information, page 240

2.	Please incorporate by reference from Market Leader’s Form 8-K filed on May 9, 2013.

Response:

In response to the Staff’s comment, this section in Amendment No. 1 has been revised to include the above-referenced
Form 8-K.

Exhibits and Financial Statement Schedules, page II-3

3.	Note (a) references omitted schedules and exhibits to your Agreement and Plan of Merger. Please file a list briefly identifying the contents of all omitted schedules. See Item 601(b)(2) of Regulation S-K.

Response:

In response to the Staff’s comment, the disclosure on page A-iii of Amendment No. 1 has been revised to include a list identifying the contents of all omitted schedules to the Merger Agreement.

* * *

Additionally, per the Staff’s request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please direct these to me at (415) 648-4358 or sdarling@trulia.com, or to Rezwan D. Pavri, our outside counsel at Wilson Sonsini Goodrich & Rosati, P.C., at (650) 493-9300 or rpavri@wsgr.com. Thank you for your attention to this matter.

Sincerely,

/s/ Scott Darling
Scott Darling
Vice President and General Counsel
Trulia, Inc.

cc:	Peter Flint, Chief Executive Officer, Trulia, Inc.
Sean Aggarwal, Chief Financial Officer, Trulia, Inc.
Ian Morris, President and Chief Executive Officer, Market Leader, Inc.
Jackie Davidson, Chief Financial Officer, Market Leader, Inc.
Gregg Eskenazi, General Counsel, Market Leader, Inc.
Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Michael S. Ringler, Wilson Sonsini Goodrich & Rosati, P.C.
Eric A. DeJong, Perkins Coie, LLP